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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yoon Pak 212-397-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yoon Pak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shinhan Investment America Inc, as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME THIS 21
DAY OF May, 2010
STATE OF NEW YORK } S.S.
COUNTY OF Kings

Signature

President
Title

KAREN A. WEBB-THONY
Notary Public, State of New York
No. 01WE6:50104
Qualified in Kings County
Commission Expires July 24, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Shinhan Investment America Inc.:

We have audited the accompanying statement of financial condition of Shinhan Investment America Inc. (formerly, Good Morning Shinhan Securities USA Inc.) (the Company), a wholly owned subsidiary of Shinhan Investment Corp., as of March 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shinhan Investment America Inc. as of March 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 28, 2010

SHINHAN INVESTMENT AMERICA INC.
(Formerly, Good Morning Shinhan Securities USA Inc.)
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2010

Assets		
Cash and cash equivalents	$	2,572,025
Certificate of deposit		1,559,060
Commissions receivable		31,918
Prepaid taxes		114,450
Deferred tax assets		447,345
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $335,281		42,671
Other assets		78,806
Total assets	$	4,846,275
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	94,034
Total liabilities		94,034
Commitments (note 6)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding, 15,000 shares		150
Additional paid-in capital		4,199,850
Retained earnings		552,241
Total stockholder's equity		4,752,241
Total liabilities and stockholder's equity	$	4,846,275

See accompanying notes to statement of financial condition.

SHINHAN INVESTMENT AMERICA INC.
(Formerly, Good Morning Shinhan Securities USA, Inc.)

(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

March 31, 2010

(1) Organization and Summary of Significant Accounting Policies

Shinhan Investment America Inc. (formerly, Good Morning Shinhan Securities USA Inc.) (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (formerly, Good Morning Shinhan Securities Co., Ltd.) (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority, Inc. (FINRA). In August 2009, the Company changed its name from Good Morning Shinhan Securities USA Inc. to Shinhan Investment America Inc. to conform with the Parent's name change from Good Morning Shinhan Securities Co., Ltd. to Shinhan Investment Corp.

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the United States investing in Asian markets.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(a) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(b) Depreciation and Amortization

Furniture, office equipment, and leasehold improvements are stated at cost. Depreciation of furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(c) Commissions receivable

The majority of the commission receivable is due from the Parent. As of March 31, 2010, the Company also has outstanding commission receivable of $3,321 from, and a deposit of $25,000 with, a clearing organization.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable

income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Beginning with the adoption of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes,* included in FASB Accounting Standards Codification (ASC) Subtopic 740-10 - *Income Taxes - Overall* , as of April 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

(e) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(f) Fair Value Measurements

On April 1, 2008, the Company adopted on a prospective basis certain required provisions of FASB Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements,* included in FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 (SFAS 157) also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

On April 1, 2009, the Company adopted the provisions of ASC 820 (SFAS 157) to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

(g) Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165), included in FASB ASC Topic 855, Subsequent Events. Subsequent events guidance addresses events which occur after the balance sheet date but before the issuance of financial statements. Under ASC 855, an entity must record the effect of subsequent events that provide evidence about conditions that existed at the balance sheet date but not record the effects of subsequent events which provide evidence about conditions that did not exist at the balance sheet date. This standard is effective for interim and

annual periods ending after June 15, 2009 and the Company adopted the standard as of April 1, 2009. The adoption of the provisions of this pronouncement did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, which is now codified in FASB ASC Topic 105, The Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05 Fair Value Measurements and Disclosures (ASC Topic 820), Measuring Liabilities at Fair Value (ASU 2009-05), which provides guidance on measuring the fair value of liabilities under FASB ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASU 2009-05 clarifies that the unadjusted quoted price for an identical liability, when traded as an asset in an active market is a Level 1 measurement for the liability and provides guidance on the valuation techniques to estimate fair value of a liability in the absence of a Level 1 measurement. ASU 2009-05 is effective for annual reporting period beginning after its issuance.

(2) Related-Party Transactions

The Company executes purchases and sales of Korean securities for customers and proprietary positions through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also utilized its cash surplus in the form of certificate of deposit and money market account in an affiliated bank. A summary of balances with the Parent and an affiliate as of March 31, 2010 is as follows:

Certificate of deposit and money market account	$	1,704,219
Commissions receivable		28,597
Accrued interest on certificate of deposit		14,437

(3) Certificates of Deposit

At March 31, 2010, certificates of deposit amounted to $2,605,219, which mature through June 10, 2010, with interest rates ranging from 0.70% to 2.00% per annum. Out of total certificates of deposit of $2,605,219, one certificate of deposit with original maturity of three months amounting to $1,046,159 was classified as cash equivalent as of March 31, 2010.

(4) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at March 31, 2010 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	399,231
Deferred rent		19,851
Furniture, equipment, and leasehold improvements, principally due to differences in depreciation		28,263
Total gross deferred tax assets		447,345
Less valuation allowance		—
Net deferred tax assets	$	447,345

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and no valuation allowance was provided at March 31, 2010. The amount of deferred tax assets considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.

FIN 48 requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination based on technical merits of the position. The Company had no unrecognized tax benefits and consequently had not accrued interest and penalties related to thereto at the beginning or end of current fiscal year. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months. New York State and New York City are principally where the Company is subject to state and local income taxes. The Company remains subject to examination for the fiscal years ended March 31, 2009, 2008 and 2007 for the federal, state, and local jurisdictions.

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (SEC). This Rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under the Rule, the

Company may be required to reduce its business, if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business, if its net capital ratio exceeds 10 to 1.

At March 31, 2010, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $2,356,018. The Company's percentage of aggregate indebtedness to net capital was 3.99%.

(6) Commitments

As of March 31, 2010, the Company was obligated under several noncancelable operating leases mainly for its office space and information and office equipment, which expire through October 31, 2014. The office lease contains a rent escalation clause for increases in base property taxes and wage rate and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating leases as of March 31, 2010 are as follows:

Year ending March 31:		
2011	$	345,000
2012		284,000
2013		262,000
2014		7,000
2015		3,000
	$	901,000

(7) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(8) Fair Value Measurements

The Company adopted ASC Topic 820 (SFAS 157) on April 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On April 1, 2009, the Company adopted the provisions of ASC Topic 820 (Statement 157) for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC Topic 820 (SFAS 157) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at March 31, 2010. The Company estimates fair value amounts of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop estimates of fair value amounts. Accordingly, the estimates presented herein do not necessarily indicate the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimates of fair value amounts.

		Carrying amount	Fair value
Financial assets:			
Certificates of deposit	$	2,605,219	2,605,219
Commissions receivable		31,918	31,918
Accrued interest receivable		15,406	15,406
Financial liabilities:			
Accrued expenses	$	48,813	48,813

The carrying amounts of certificates of deposit, commissions receivable, accrued interest receivable, and accrued expenses approximate fair value because of the short maturity of these instruments.

The Company had no assets and liabilities that are measured at fair value on a recurring basis, and also had no nonfinancial assets and nonfinancial liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2010.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2010. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial instruments since that date, and therefore, current estimates of fair values may differ significantly from the amounts presented herein.

Off-Balance-Sheet Risks

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such exposure is not material.

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.

(9) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through May 28, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.



SHINHAN INVESTMENT AMERICA INC.
(Formerly, Good Morning Shinhan Securities USA Inc.)
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)